EAST DELTA RESOURCES CORPORATION
           447 St-Francois-Xavier St., Montreal, Quebec, Canada H2Y 2T1
  [LOGO]   Tel.: (514) 845-6448 Fax: (514) 844-0272

     January 10, 2008

     Ms. Jill S Davis
     United States Securities and Exchange Commission
     100 F street NE, Stop 2010
     Washington, DC 20549
     USA

     Re; East Delta Resources Corp; 2006 Form 10-KSB

     Dear Ms. Davis:

          With regards to your comment letter to us dated December 6, 2007, we wish to inform you that we will amend our 2006 Form 10-KSB filing as follows:

     1. With regards to your comment No. 1 we will expand the footnote section of the financial statements to include the following paragraph:

                    Chinese law strictly controls and restricts the inflow and repatriation of foreign investment funds. All foreign entities may operate in China partnered with local Chinese as Joint Venture Companies. The detailed rules may vary from province to province, however, the basic laws are that profits may be sent back to the native country and the principal may be returned after several years, usually four years.

                    East Delta operates in China through its subsidiaries Amingo Resources and Sino Canadian, Resources that are partnered with local Chinese forming two JV companies, Guizhou-Amingo Resources Ltd. and Qinghai Dong Zhou Metals Development Company Ltd., respectively.

     2. In addition, and related to Currency Risk, we will add the following text to the Risk Factor section under the sub-heading "RISKS RELATING TO THE PRC". Paragraph (d) CURRENCY RISKS.

                    "Further our operation in China exposes the Company to risks associated with foreign currency exchange controls and currency restrictions, specifically, the limited ability to repatriate profits and investments denominated in United States dollars. These factors may have a material adverse effect on our operations and on our business, results of operations and financial condition."

     3. With reference to your comment about the applicability of Rule 5-04 of Regulation S-X, we have been advised by our auditors that according to

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     4.   paragraph 10 of Rule 5-04 of Regulation S-X, Condensed parent company statements are required to be furnished in Schedule I when the registrant's proportionate share of restricted net assets of consolidated subsidiaries exceeds 25% of consolidated net assets (shareholders' equity) at the end of the most recent fiscal year. We believe that we don't have any restricted net assets, as defined in the paragraph 11 of Rule 5-04, in China. Therefore the condensed parent company statements are not required.

     5. As to the Comment No. 2 in your letter, we have expanded our disclosure for ITEM 8A and added the following text:

                    The most prominent of these defects and our planned changes which we expect to become effective in time for the December 31, 2007 audit are:

                    1. Inadequate training and knowledge on the part of our internal Chinese bookkeeping and accounting staff with respect to the requirements of U.S. GAAP. We plan on correcting this by having training sessions with our Chinese staff given by U.S. accountants or by U.S. trained accountants. This activity is scheduled for some time during the fall of fiscal 2007.
                    2. Lack of any English speaking personnel with knowledge of accounting at our Chinese operations. We intend, when funds permit, to have a bilingual, English-Chinese, accountant visit our operations and review our records at least once a month. This individual is expected to be based in either Beijing or Hong Kong.
                    3. This individual will also assure quicker translation of all Chinese material into English, either by doing the translation himself or assigning a translator to the work in a timely fashion.
                    4. Improved communications between all the various bookkeeping functions and audit functions. This can be improved by having weekly interchanges directly between the individuals involved. This change is to be implemented as soon as possible.

     Further, we hereby acknowledge that :

          o The company is responsible for the adequacy and accuracy of the disclosure in the filing;
          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope the above amendments to our filing will meet with your approval..


                                                  Sincerely,


                                                  /s/ Victor I.H. Sun
                                                  -------------------
                                                  Victor I.H. Sun, P.Eng.
                                                  President & CEO